PARKER DRILLING COMPANY
2018 ANNUAL INCENTIVE CASH COMPENSATION PLAN

1.Purpose. This Parker Drilling Company (the “Company”) 2018 Annual Incentive Cash Compensation Plan (as it may be amended, the “Plan”) is designed to align the interests of the Company and certain key employees of the Company Group.

2.Adoption of the Plan. The Company, intending to be legally bound, hereby adopts the Plan effective as of July 1, 2018 (the “Effective Date”). The Plan shall be in effect from the Effective Date and shall continue until June 30, 2019 unless earlier terminated in accordance with Section 8(e) before June 30, 2019 (the “Term”). The expiration of the Term shall not in any event reduce or adversely affect any amounts due to any Participant hereunder.

3.General. The compensation provided under this Plan is intended to be in addition to all other compensation payable to Participants under any employment agreement or incentive plan or program in effect with the Company or any of its direct or indirect subsidiaries, other than the Company’s annual incentive compensation plan.

4.Definitions. For purposes of this Plan:

(a)    “Board” means the Company’s Board of Directors.

(b)    “Cause” means “Cause” as defined in any employment agreement or change-in-control agreement between the Participant and the Company or any of its subsidiaries or, if no such agreement exists or such term is not defined therein, “Cause” means: (i) the Participant’s conviction by a court of competent jurisdiction as to which no further appeal can be taken of a crime involving moral turpitude or a felony or entering the plea of nolo contendere to such crime by Participant; (ii) the commission by the Participant of a material or intentional act of fraud upon the Company; (iii) the material misappropriation of funds or property of the Company by the Participant; (iv) the knowing engagement by the Participant without the written approval of the Board or the Participant’s supervisor, in any material activity which would directly result in a material injury to the business or reputation of the Company; or (v)(1) material breach by the Participant of any material agreement between the Company and the Participant (including any employment agreement, any restrictive covenant agreement, or any equity incentive grant agreement), or (2) the willful, material and repeated nonperformance of the Participant’s duties to the Company (other than by reason of the Participant’s illness or incapacity), but Cause shall not exist under this clause (v)(1) or (v)(2) until after written notice has been given to the Participant of such material breach or nonperformance (which notice specifically identifies the manner and sets forth specific facts, circumstances and examples in which that Participant has breached the Agreement or not substantially performed his duties) and Participant has failed to cure such alleged breach or nonperformance within a reasonable time period, but in no event less than 30 business days after the Participant’s receipt of such notice; and, for purposes of this clause (v), no act or failure to act on the Participant’s part shall be deemed “willful” unless it is done or omitted by the Participant not in good faith and without his reasonable belief that such action or omission was in the best interest of the Company.

(c)    “Certification Date” means the date on which the Committee completes its obligations set forth in Section 7 herein.

(d)    “Committee” means the Compensation Committee of the Board.

(e)    “Company Group” means the Company and its direct and indirect subsidiaries.

(f)    “Disability” means “Disability” as defined in any employment agreement or change in control agreement between the Participant and the Company and any of its subsidiaries or, if no such agreement exists or such term is not defined therein, “Disability” means that the Participant is entitled to receive long-term disability (“LTD”) income benefits under an LTD plan or policy maintained by the Company that covers the Participant. If, for any reason, the Participant is not covered under such LTD plan or policy, then “Disability” means a “permanent and total disability” as defined in 26 U.S.C. §22(e)(3) and U.S. Treasury regulations thereunder. Evidence of such Disability shall be certified by a physician acceptable to both the Company and the Participant. In the event that the parties are not able to agree on the choice of a physician, each shall select one physician who, in turn, shall select a third physician to render such certification.

(g)    “EBITDA” means the Company’s earnings before interest, taxes, depreciation, and amortization as determined in accordance with past practice and as may be adjusted by the Committee from time-to-time to exclude extraordinary or one-time events and to exclude classes of expenses that were not taken into account in setting the EBITDA performance.

(h)    “Good Reason” means “Good Reason” as defined in any employment agreement or change in control agreement between the Participant and the Company or any of its subsidiaries or, if no such agreement exists or such term is not defined therein, “Good Reason” means either of the following, in each case, without the Participant’s consent: (i) a reduction in Participant’s base salary, as in effect from time to time, or annual target incentive bonus opportunity; (ii) a relocation of the Participant’s principal place of employment with the Company or its successor by more than thirty (30) miles; (iii) a substantial and adverse change in Participant’s primary duties, control, authority, status or position, or the assignment to Participant of duties or responsibilities which are materially inconsistent with such status or position, or a material reduction in the primary duties and responsibilities previously exercised by the Participant, except in connection with the termination of his employment for Cause; or (iv) the Company, or any successor, takes any action that materially and adversely affect Participant’s participation in or materially reduce his benefits under any pension plan, life insurance plan, health-and-accident plan, retirement plan, disability plan, stock option or other similar plan, deferred compensation plan or executive incentive compensation plan under which Participant was receiving material benefits, unless any such adverse change to any such plan applies on the same terms to senior officers of the Company. The occurrence of an event that would otherwise constitute Good Reason will cease to be an event constituting Good Reason, if the Participant does not timely provide notice to the Company within thirty (30) days of the date on which the Participant first becomes aware of the occurrence of that event. The Company shall have fifteen (15) days following receipt of the Participant’s written notice in which to correct in all material respects the circumstances constituting Good Reason, and the Participant must terminate employment within thirty (30) days following expiration of the Company’s fifteen (15)-day cure period. Otherwise, any claim of such circumstances constituting “Good Reason” shall be deemed irrevocably waived by the Participant.

(i)    “Participant” means each of the individuals listed on Exhibit 1 hereto.

(j)    “Participation Letter” means the letter from the Company to a Participant informing a Participant of the opportunity to earn a Quarterly Performance Bonus under this Plan and in the form attached hereto as Schedule B.

(k)    “Performance Goals” means, as applicable, the Performance Measures set forth on Schedule A, as follows:

(i)	Quarterly Threshold Performance Goals;
(ii)     Quarterly Target Performance Goals;
(iii)     Quarterly Maximum Performance Goals;
(iv)     Cumulative Threshold Performance Goals;
(v)     Cumulative Target Performance Goals; and
(vi)    Cumulative Maximum Performance Goals.

(l)    “Performance Measure” means the performance metric set forth in a Participant’s Participation Letter that is used to determine the Participant’s Quarterly Performance Bonus, which shall be EBITDA (in millions).

(m)    “Qualifying Termination” means a termination of a Participant’s employment with the Company and its subsidiaries due to death or Disability, by the Company without Cause or by the Participant for Good Reason.

(n)    “Quarter” means each of the following periods: July 1, 2018 through September 30, 2018 (“First Quarter”); October 1, 2018 through December 31, 2018 (“Second Quarter”); January 1, 2019 through March 31, 2019 (“Third Quarter”); and April 1, 2019 through June 30, 2019 (“Fourth Quarter”).

(o)    “Quarterly Performance Bonus” means, in the case of any Participant, the incentive bonus, if any, payable to such Participant under Section 6(a) and, to the extent applicable, Section 6(b) of the Plan in respect of the applicable Quarter.

(p)    “Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

(q)     “Target Bonus” means a Participant’s target bonus amount in respect of each Quarter as set forth in the Participant’s Participation Letter.

5.Eligible Participants. Each person designated by the Committee as of the Effective Date shall be a Participant under the Plan and eligible to receive a Quarterly Performance Bonus with respect to each Quarter hereunder.

6.Terms of Participation.

(a)Subject to the provisions of this Plan, each Participant shall earn an incentive bonus as of the end of each Quarter in an amount as determined in accordance with Schedule A, to the extent an applicable Performance Goal has been attained for such Quarter.

(b) In addition to being measured on a Quarterly basis, each Performance Measure shall be measured cumulatively from July 1, 2018 through the end of each of the Second, Third and Fourth Quarters.
(i)    Second Quarter Catch-Up: Each Participant shall earn, in addition to any incentive bonus payable for the Second Quarter pursuant to Section 6(a) above, an incentive bonus in an amount, if positive, equal to (1) the Quarterly Performance Bonus payable, if any, based on achievement, as applicable, of the Cumulative Threshold Performance Goal or the Cumulative Target Performance Goal, in either case, as of the end of the Second Quarter in an amount as determined in accordance with Schedule A, minus (2) the aggregate Quarterly Performance Bonuses actually paid or payable to the Participant (other than on a cumulative basis) in respect of the First Quarter and Second Quarter.
(ii)    Third Quarter Catch-Up: Each Participant shall earn, in addition to any incentive bonus payable for the Third Quarter pursuant to Section 6(a) above, an incentive bonus in an amount, if positive, equal to (1) the Quarterly Performance Bonus payable, if any, based on achievement, as applicable, of the Cumulative Threshold Performance Goal or the Cumulative Target Performance Goal, in either case, as of the end of the Third Quarter in an amount as determined in accordance with Schedule A, minus (2) the aggregate Quarterly Performance Bonuses actually paid or payable to the Participant (other than on a cumulative basis) in respect of the First Quarter, Second Quarter and Third Quarter.
(iii)    Fourth Quarter Catch-Up: Each Participant shall earn, in addition to any incentive bonus payable for the Fourth Quarter pursuant to Section 6(a) above, an incentive bonus in an amount, if positive, equal to (1) the Quarterly Performance Bonus payable, if any, based on achievement, as applicable, of the Cumulative Threshold Performance Goal, the Cumulative Target Performance Goal or the Cumulative Maximum Performance Goal as of the end of the Fourth Quarter in an amount as determined in accordance with Schedule A, minus (2) the Quarterly Performance Bonuses actually paid or payable to the Participant (other than on a cumulative basis) in respect of the First Quarter, Second Quarter, Third Quarter and Fourth Quarter.

Schedule C hereto contains examples of the application of this Section 6(b).

(c)Any Quarterly Performance Bonus required to be paid under this Plan shall be paid on a fully-vested basis by the Company as soon as reasonably practicable after the Certification Date, but in no event later than thirty (30) days following the Certification Date.

(d)Subject to Section 6(e), in order to earn a Quarterly Performance Bonus in respect of any Quarter, a Participant must remain employed by a member of the Company Group through and including the last day of the applicable Quarter. A Participant whose employment with the Company Group terminates for any reason other than a Qualifying Termination prior to the last day of the applicable Quarter shall forfeit the right to any Quarterly Performance Bonus in respect of that Quarter and all subsequent Quarters.

(e) In the event a Participant’s employment with the Company Group terminates due to a Qualifying Termination prior to the end of the applicable Quarter, the Participant shall be paid on a fully- vested basis, a pro rata portion of the Quarterly Performance Bonus that would otherwise be paid in respect of that Quarter, if any, required to be made under the Plan in respect of the applicable Quarter, with such pro rata portion determined based on the number of days the Participant remained an employee of the Company Group during the applicable Quarter.

7.Performance Goals. Promptly after the end of each Quarter (and in all events within 60 days of the end of each Quarter) the Committee shall certify the degree to which the applicable Performance Goals have been achieved or exceeded in such Quarter, and the amount, if any, payable to each Participant hereunder subject to the terms and conditions contained herein.

8.    Plan Administration. This Plan shall be administered by the Committee. The Committee is given full authority and discretion within the limits of this Plan to establish such administrative measures as may be necessary to administer and attain the objectives of this Plan and may delegate the authority to administer the Plan (but not to make determinations regarding the calculation of EBITDA) to an officer of the Company. The Committee shall have full power and authority to construe and interpret this Plan and any interpretation by the Committee shall be final, conclusive and binding on all Participants and shall be accorded the maximum deference permitted by law.

(a)All rights and interests of the Participants under this Plan shall be non-assignable and nontransferable, and otherwise not subject to pledge or encumbrance, whether voluntary or involuntary, other than by will or by the laws of descent and distribution. In the event of any sale, transfer or other disposition of all or substantially all of the Company’s assets or business, whether by merger, stock sale, consolidation or otherwise, the Company may assign this Plan.

(b) Any payment to a Participant in accordance with the provisions of this Plan shall, to the extent thereof, be in full satisfaction of all claims against the Company Group, and the Company may require that the Participant, as a condition precedent to such payment, execute a receipt and release to such effect.

(c)    Payment of amounts due under the Plan shall be provided to the Participant in the same manner as the Participant receives his or her regular paycheck or by mail at the last known address of the Participant in the possession of the Company, at the discretion of Committee. The Company will deduct all applicable taxes and any other withholdings required to be withheld with respect to the payment of any award pursuant to this Plan.

(d)    The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to ensure the payment of any award provided for hereunder.

(e)    The Company, in its sole discretion, shall have the right to amend or terminate this Plan at any time; provided that in no event shall any amendment or termination adversely affect the rights of the Participants regarding any Quarterly Performance Bonus for a Quarter that has commenced as of the date of such action without the prior written consent of the affected Participants, unless the Board determines any such amendment is necessary or appropriate to obtain any approval of the Plan required by applicable law. Subject to the foregoing, the Plan shall terminate upon the satisfaction of all obligations of the Company or its successor entities hereunder.

(f)Nothing contained in this Plan shall in any way affect the right and power of any member of the Company Group to discharge any Participant or otherwise terminate his or her employment at any time or for any reason or to change the terms of his or her employment in accordance with the terms of his or her employment agreement, as applicable, in any manner.

(g)Except as otherwise provided under this Plan, any expense incurred in administering this
Plan shall be borne by the Company.

(h)Captions preceding the sections hereof are inserted solely as a matter of convenience and in no way define or limit the scope or intent of any provision hereof.

(i)The Plan and each Participation Letter shall be construed, regulated, interpreted and administered according to the laws of the State of Texas, without regard to conflict of law principles. Any persons or corporations who now are or shall subsequently become parties to the Plan shall be deemed to consent to this provision.

(j)    The Plan is intended to either comply with, or be exempt from, the requirements of Section
409A. To the extent that the Plan is not exempt from the requirements of Section 409A, the Plan is intended to comply with the requirements of Section 409A and shall be limited, construed and interpreted in accordance with such intent. Notwithstanding the foregoing, in no event whatsoever shall any member of the Company Group be liable for any additional tax, interest, income inclusion or other penalty that may be imposed on a Participant by Section 409A or for damages for failing to comply with Section 409A.

*    *    *    *    *

IN WITNESS WHEREOF, Parker Drilling Company has caused the Plan to be signed by its duly authorized officer as of the date first set forth above.

PARKER DRILLING COMPANY

By: /s/ Jon-Al Duplantier Name: Jon-Al Duplantier Its: President, Rental Tools and Well Services

Exhibit 1

Participant List

Gary G. Rich
Michael W. Sumruld
Jon-Al Duplantier
Bryan R. Collins
Jennifer F. Simons
Nathaniel C. Dockray

SCHEDULE A

Bonus Amounts, Performance Measures and Goals

Quarters Ending September 30, 2018, December 31, 2018, March 31, 2019, and June 30, 2019:

Portion of the Target Bonus Payable if Quarterly and/or Cumulative Threshold Performance Goal* Achieved:	50%
Portion of the Target Bonus Payable if Quarterly and/or Cumulative Target Performance Goal* Achieved:	100%
Portion of the Target Bonus Payable if Quarterly and/or Cumulative Maximum Performance Goal* Achieved:	150%
Portion of the Target Bonus Payable if Achievement is Between Quarterly and/or Cumulative Threshold and Maximum Performance Goals (subject to the terms and conditions of Section 6(b)):	Linear interpolation between 50% and 150%
* The applicable percentage for cumulative performance is applied to a Participant’s aggregate Target Bonuses through the end of the applicable Quarter.

Performance Measure: EBITDA (in Millions)

Quarter Ending:	Sept. 30, 2018	Dec. 31, 2018	March 31, 2019	June 30, 2019
Quarterly Threshold Performance Goal	9.1	12.5	11.5	13.8
Quarterly Target Performance Goal	18.1	24.9	23.0	27.5
Quarterly Maximum Performance Goal	27.2	37.4	34.5	41.3
Cumulative Threshold Performance Goal	-	21.5	33.0	46.8
Cumulative Target Performance Goal	-	43.0	66.0	93.5
Cumulative Maximum Performance Goal	-	64.5	99.0	140.3

SCHEDULE B

TO:    {PARTICIPANT NAME}

From:

DATE:    ________________, 2018

RE:    Participation Letter under the Parker Drilling Company 2018 Annual Incentive Cash Compensation
Plan

1.
We are pleased to advise you that you will be eligible to receive a Quarterly Performance Bonus pursuant to the Parker Drilling (the “Company”) 2018 Annual Incentive Cash Compensation Plan (as it may be amended, the “Plan”). Terms used herein with initial capital letters have the meanings set forth in the Plan and this Participation Letter shall be, in all respects, subject to the terms and conditions of the Plan. A copy of the Plan as in effect of the date hereof has been furnished to you and you agree to be bound by the terms and conditions of the Plan and this Participation Letter. In the event of any conflict between the terms and conditions of this Participation Letter and the Plan, the terms and conditions of the Plan shall control.

2.    Quarterly Performance Bonus.     Your Target Bonus amount in respect of each Quarter is
$     .

3.	Quarterly Performance Bonus Performance Measure. Your Quarterly Performance Bonus payments are calculated based on the achievement of EBITDA Performance Goals established under the Plan.

4.
Payment Schedule. Your Quarterly Performance Bonus amount, if any, will be paid to you on a fully-vested basis by the Company no later than the thirtieth (30th) day after the Certification Date of each applicable Quarter and otherwise in accordance with and subject to the terms and conditions of the Plan.

Nothing contained in the Plan shall in any way affect the right and power of any member of the Company Group to discharge or otherwise terminate your employment at any time or for any reason. Your rights under this Participation Letter and any interest in or right to the Quarterly Performance Bonus payment, if any, may not be transferred or assigned by you, other than by will or by the laws of descent and distribution. The Company will deduct all applicable taxes and any other withholdings required to be withheld with respect to the payment of any award pursuant to the Plan.

The Company intends for the Quarterly Performance Bonus payment to either comply with, or be exempt from, the requirements of Section 409A. To the extent that the Quarterly Performance Bonus is not exempt from the requirements of Section 409A, the Quarterly Performance Bonus is intended to comply with the requirements of Section 409A and shall be limited, construed and interpreted in accordance with such intent. Notwithstanding the foregoing, in no event whatsoever shall any member of the Company Group be liable for any additional tax, interest, income inclusion or other penalty that may be imposed on you by Section
409A or for damages for failing to comply with Section 409A. You are hereby advised to consult immediately with your tax advisor regarding the tax consequences of the Quarterly Performance Bonus payments including, without limitation, any possible tax consequences in connection with Section 409A.

We greatly appreciate your contributions to the Company and look forward to working together with you towards the Company’s future successes. If you have any questions regarding this Participation Letter, please contact Doug De la Morena at +1-281-406-2250; dagoberto.delamorena@parkerdrilling.com.

PARKER DRILLING COMPANY

By:______________________________
Name: ___________________________
Its:_______________________________

SCHEDULE C

The following examples demonstrate the application of Section 6(b) of the Plan:

Example 1:	The Company achieves the Quarterly Threshold Performance Goal for the First Quarter. In this case, Participants would earn 50% of the Target Bonus payable in respect of the First Quarter.

Example 2:
Same as in Example 1 and the Company exceeds the Quarterly Target Performance Goal for the Second Quarter such that cumulative performance as of the end of the Second Quarter meets the Cumulative Target Performance Goal for the Second Quarter. In this case, Participants would earn a Target Bonus for the Second Quarter calculated based on the extent to which the Company exceeds the Quarterly Target Performance Goal for the Second Quarter, plus the Participants would earn an additional amount equal to (a) the sum of 100% of the Target Bonus for each of the First Quarter and Second Quarter minus (b) the sum of the Quarterly Performance Bonus actually paid or payable to Participants in respect of the First and Second Quarters.

Example 3:
Same as in Example 2 and the Company exceeds the Quarterly Target Performance Goal for the Second Quarter such that cumulative performance as of the end of the Second Quarter exceeds the Cumulative Target Performance Goal for the Second Quarter. In this case, Participants would earn a Target Bonus for the Second Quarter calculated based on the extent to which the Company exceeds the Quarterly Target Performance Goal for the Second Quarter, plus the Participants would earn an additional amount (if any) equal to (a) the sum of 100% of the Target Bonus for each of the First Quarter and Second Quarter minus (b) the sum of the Quarterly Performance Bonus actually paid or payable to Participants in respect of the First and Second Quarters ( (a) minus (b), the “Catch-Up”); provided that the amount of the Catch-Up (if any) may not exceed the Cumulative Target Performance Goal for the Second Quarter.

Example 4:
Same as in Example 3 and the Company performs sufficiently to meet or exceed the Cumulative Maximum Performance Goal for the Fourth Quarter. In this case, Participants would earn 150% of the Target Bonus for the Fourth Quarter plus an amount equal to (a) the sum of 150% of the Target Bonus for each of the First, Second, Third and Fourth Quarters minus (b) the sum of the Quarterly Performance Bonus actually paid or payable to Participants in respect of the First, Second, and Third Quarters and the Quarterly Performance Bonus payable to Participants in respect of the Fourth Quarter.